XOMA contacts:
                      Ellen Martin or Peter Davis
                      510-644-1170 or 1-800-BIO-XOMA
                      Thomson IR:   Juliane Snowden (investors) 212-510-9286
                                    Karina Byrne (media) 212-510-9266


NEUPREX(R) MENINGOCOCCEMIA BIOLOGICS LICENSE APPLICATION SUBMISSION TO BE
DELAYED

Berkeley, CA N April 25, 2000 N In a recent meeting with members of the U.S. Food and Drug Administration (FDA), representatives from XOMA Ltd. (Nasdaq:
XOMA) and Baxter Healthcare Corporation (NYSE: BAX) discussed results from the Phase III trial that tested NEUPREX(R) (rBPI21) in pediatric patients with severe meningococcemia. Senior representatives of the FDA indicated that the data presented were not sufficient to support the filing of a biologics license application (BLA) at this time. XOMA and Baxter are therefore examining ways to supply the additional data necessary to proceed with the filing.

"Because of the clear unmet medical need and the importance of advancing new therapies in this disease, we are exploring several approaches to provide the necessary data to the FDA,O said Norbert Riedel, Ph.D., President of Hyland Immuno's Recombinant business. OAlthough conducting clinical trials in this rare disease is difficult, we will continue to work closely with the agency to identify a practical path to achieve approval. We believe this product has considerable potential in multiple diseases and are evaluating several additional indications.O

In the double-blinded, placebo-controlled 395-patient Phase III study patients who received NEUPREX(R) showed reductions in mortality and limb loss, the most serious consequences of this disease. In addition, more patients in the NEUPREX(R) group returned to their pre-illness POPC score, which is a commonly used comprehensive measure of functional and neurological status in pediatric intensive care. There were no safety issues in the study. Detailed trial data will be disclosed in an article to be published in an appropriate peer-reviewed scientific journal.

"We feel we have generated compelling data in an extremely challenging clinical setting,O said Jack Castello, Chairman, President and CEO of XOMA. OWe will continue to work with Baxter and the FDA to find a way to provide additional data as needed to further confirm our trial results. We are also working with Baxter to choose additional NEUPREX(R) indications to advance into the clinic.

Meningococcemia
Outbreaks of meningococcal disease have become more frequent in recent years, especially among small children and young adults. Caused by the same species of bacteria responsible for meningococcal meningitis, meningococcemia is characterized by a rapid onset of life-threatening symptoms and consequent high mortality. In survivors, common morbidities include gangrene followed by amputations and/or central nervous system damage. Although first-line antibiotics generally control the meningococcal bacteria, there is no current treatment for the toxic inflammatory cascade triggered by the bacterial endotoxins that can lead to abnormal blood clotting, organ failure, shock and death.

BPI platform
In January, Baxter and XOMA announced an agreement in which Baxter's Hyland Immuno division acquired the worldwide rights to the NEUPREX(R) product for meningococcemia and all future anti-bacterial and anti-endotoxin indications.

XOMA has an ongoing agreement with Allergan Inc. to develop ophthalmic anti-infective products using rBPI in combination with antibiotics. The first milestone was achieved in December 1999, confirming that an antibiotic/rBPI21 combination is active against various bacterial strains that cause eye infections, including antibiotic-resistant strains.

The Company continues to hold discussions with potential partners for the Mycoprex(a) antifungal program and is advancing development of BPI-derived anti-angiogenic compounds that may be useful in treating retinal diseases, tumors and inflammatory diseases.

Antibody platform
Genentech and XOMA started Phase III clinical testing of the anti-CD11a antibody product in moderate-to-severe psoriasis patients in December 1999. A second Phase III psoriasis trial and a Phase I/II study in kidney transplant patients commenced in the first quarter of 2000.

Preclinical development continues on XOMAOs ING-1 antibody oncology product. ING-1 binds to an antigen found on epithelial cell cancers, such as breast, prostate, colorectal and others, and recruits cells from the patientOs own immune system to kill the tumor cells.

Discussions are in progress with potential partners for XOMAOs Genimune(a) product and its related targeted gelonin fusion technology. Genimune(a) is a protein fusion that combines an antibody-based targeting component with gelonin, a proprietary cytotoxin. Medical targets are T and B-cell mediated autoimmune diseases and immune system cancers.

About XOMA
XOMA develops and manufactures biopharmaceuticals in Berkeley and Santa Monica, California. Medical targets include infectious diseases, immunologic and inflammatory disorders, and cancer. The companyOs infectious disease product development platform is BPI (bactericidal/permeability-increasing protein), a human protein with multiple anti-infective properties. Drs. Peter Elsbach and Jerrold Weiss discovered BPI at New York University School of Medicine (NYU).
NYU collaborates with XOMA to extend and apply BPI-related research to pharmaceutical development. In addition to its antibody product development programs, the company owns a patented Human Engineering method for reducing antibody immunogenicity. XOMA has also granted more than 20 licenses to its proprietary cell expression system for manufacturing recombinant proteins (including antibodies) to U.S. and European biotechnology and pharmaceutical companies.

For more information, visit XOMAOs web site at www.xoma.com

The statements made in this news release related to regulatory approval, collaborative and licensing relationships, clinical testing and other aspects of product development, or that otherwise relate to future periods, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on assumptions that may not prove accurate. Actual results could differ materially from those anticipated due to certain risks inherent in the biotechnology industry and for companies engaged in the development of new products in a regulated market. These risks, including those related to the timing or results of pending or future clinical trials, changes in the status of collaborative relationships, and actions by the U.S. Food and Drug Administration or the U.S. Patent and Trademark Office, are discussed in XOMAOs most recent annual reports on

Form 10-K and in other SEC filings. Consider such risks carefully in evaluating XOMAOs prospects.

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